                                            Filed by Georgia-Pacific Corporation
                                            Pursuant to Rule 425 under
                                             the Securities Act of 1933
                                            Subject Company:
                                             Fort James Corporation
                                            Commission File No. 333-44112


     We urge you to read Georgia-Pacific Corporation's ("Georgia-Pacific") offer to exchange cash and shares of Georgia-Pacific Group common stock for shares of Fort James Corporation ("Fort James") common stock, which Georgia-Pacific has filed with the Securities and Exchange Commission (the "SEC") as part of a Registration Statement, because it contains important information. The exchange offer was sent on or about October 13, 2000, to shareholders of Fort James. You may obtain a free copy of the exchange offer and other documents filed by Georgia-Pacific with the SEC at the SEC's web site at http://www.sec.gov.
                                                      ------------------
Investors and security holders can also obtain free copies of the documents relating to Georgia-Pacific by contacting the Georgia-Pacific Investor Relations Department at Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303, (404) 652-4000.

     Certain statements contained in this filing, including without limitation, the existence and achievement of synergies of the combined businesses of Georgia-Pacific and Fort James and plans for future transformation and divestitures, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the effect of general global and domestic economic conditions on the demand for tissue products, realization of cost savings and synergies in integrating the two businesses, the existence of financially capable buyers for businesses to be divested, changes in the production of and demand for tissue and other products manufactured by Georgia-Pacific; and other factors listed in SEC filings of Georgia-Pacific, including Georgia-Pacific's Annual Report on Form 10-K for the year ended January 1, 2000, Georgia-Pacific's Quarterly Reports on Form 10-Q for the quarters ended April 1, 2000 and July 1, 2000, Georgia-Pacific's Current Reports on Form 8-K dated July 18, 2000 and October 19, 2000, and Georgia-Pacific's Form 425 Prospectuses dated July 17, 2000 through July 25, 2000, and other factors listed in SEC filings of Fort James.

     SET FORTH BELOW ARE PORTIONS OF: (1) A TRANSCRIPT OF A PRESENTATION BY A.D. CORRELL, CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT OF GEORGIA-PACIFIC CORPORATION, TO ANALYSTS AND (2) A QUESTION AND ANSWER SESSION WITH SUCH ANALYSTS ON OCTOBER 18, 2000 IN CONNECTION WITH THE RELEASE OF GEORGIA-PACIFIC GROUP'S AND THE TIMBER COMPANY'S THIRD QUARTER 2000 EARNINGS:

A.D. Correll:  Let me start by bringing everybody up to date on the Fort James transaction. First, let me say that Lee Thomas and I have had the opportunity to visit most of the facilities, both here and in Europe, and we're very, very impressed with the quality of the assets and the people. We believe even more strongly that we're going to create a tissue company that's second to none in the world.

               As you saw last Friday, we launched our exchange offer for the outstanding shares of Fort James. The offer will expire at midnight on November 9th. We noted in the press release that we complied with the second request for documents from the Justice Department. This means that we are certified to the department that each company is complied with a second request, which the Hart-Scott Rodino Act requires. The Department of Justice is reviewing the transaction. When there's anything material to say about the review process, of course we'll announce it.

               Financing is in place. We have commitment from our banks for $10 billion in various forms. We feel strongly that there are no anti-competitive aspects to this transaction, so we anticipate being able to purchase and pay for the shares of Fort James promptly after the November 9th expiration date. We do, of course, have the right to extend that if necessary and will make a prompt public announcement if we do so.

               To sum it up, we're on track for fourth quarter close. As soon as we hear from the Justice Department we're ready to move. Other than that, I don't know any more to say about the Fort James deal.

               As you're aware, the Fort James deal is just part of our overall strategy of transforming Georgia-Pacific into a lower risk, better return company. We're pleased with the progress we're making on the asset sales. Our pulp, tissue and chemical sales processes are proceeding as planned. We've had good interest expressed in all of them; we have active auctions under way and we should have some definitive announcements to make in the near future.

QUESTION AND ANSWER PORTION:

Mark Wilde:    I wondered if you could talk about two things real quickly. One is just kind of walk us through the downtime and the different paper segments in the fourth quarter. And then secondly, Pete, it looks like we're in a pretty tough macro environment here and I wonder if the kind of tough conditions in some of these markets has led you to kind of rethink the kind of businesses that you might stay in versus businesses you might exit as we look at kind of GP going forward?

Correll: We're committed to exit the businesses we're committed to. By that I mean we're trying to sell a tissue business, we're trying to sell three great big market pulp mills and we're trying to sell our chemical business, and we've got active options underway. We're further committed to getting our debt down to its target level by early 2003. So I guess the answer is, we're going to do whatever the hell it takes to get our debt down to where it needs to be, but we're encouraged by the interest level and the indications of value so far in these options. And so I really don't know how to answer your question other then we're going to get this company positioned the way we want it and this debt the way we want it on the schedule we told you and nothing sacred except some of the businesses that are going to be here regardless, obviously tissue.

Wilde: I guess the answer really is, kind of, there aren't a lot of things that are sacred at this point.

Correll: There aren't a lot of things that are sacred or they're, you know, some of our businesses you know are sacred - containerboard, tissue, etc., Unisource.

Danny Huff,
 Executive Vice President and
 Chief Financial Officer of
 Georgia-Pacific Corporation:
               We're committed to what we've told you and we've got a lot of work going on internally still, and we will continually have work going on, continually evaluating the businesses and our ability in those businesses and that's going on as we speak.

Correll: And quite frankly, Mark, so much is going on around here, we can't do anymore. I mean, trying to buy Fort James, sell The Timber Company to Plum Creek and sell three big divestitures is about all we can handle.

Linda
 Lieberman:    You may have already answered this question, but on the acetyl front, Pete, you mentioned the tissue mills, the three pulp mills, your expectations, I'm not trying to tie it to it, that we will see a transaction or get some kind of announcement on specifics by year-end. I mean, is that likely, more than likely or may just really wind up being first quarter, second quarter events?

Correll: I think you'll see some announcement in the fourth quarter, Linda. It would be unreasonable to expect you'll see them all in the fourth quarter.

John Paulson:  When you announced the transactions for Fort James, you thought you'd have to sell about 250,000 tons of tissue paper capacity. If in order to get FTC approval you need to sell more than that amount, are you prepared to do that?

Correll: I think what we've said we're going to consummate this transaction, we're very encouraged by the way things are going.

Paulson:       That's excellent.  Thank you.

Bill Reed:     Couple of questions.  At the beginning of the announcement you talked about Europe, having an option there, if you will. Given that you've seen a lot of those operations, or I believe I heard you say you've seen a lot of the operations, do you have any more color as to where the European assets fit in your thinking?

Correll: Well the assets were better then we expected. Far better. And the business plan that's put together was far better then we expected. The question remains, can we execute against that business plan and will it become a profitable business, and if so, what will we want to do? And we haven't made any of those decisions yet. So far we know good people, good assets and a solid plan.

Reed: One follow on question, you were favorably inclined in terms of your efforts as far as tax rulings with The Timber Company sale. Can you give us any update, do you still feel the same way on the ability to get the tax rulings you need?

Correll: Let me just defer that question until we segue into The Timber Company and I'll answer it.

Lucca
 Ippolito:     Good morning. I was a little confused on the status of the anti-
               trust review. Isn't it more typical to sort of let the government set the timeline rather than make such strong statements as to your expectations? Or do you feel that things are so far along and so advanced that you can confidently state that timeline?

Correll: Well the law is the law and the rules are the rules, and the rules are once you comply then within 20 days the government says something or we say something, and all we're doing is following the rules. I don't know what's typical, but I think that's typical.

Ippolito:      I think we've seen a lot of instances, if I go back to Fort
               Howard, where there is sort of a more extended time to negotiate with the government.

Correll: Look, we're dealing with the federal government. I'm certainly not going to predict what's going to happen. I just tell you, we're on schedule.


[End of Selected Portion of Analyst Question and Answer Section]


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